UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Explanatory Note

This Report on Form 6-K contains, as exhibits, certain documents listed below relating to the issuance and sale by Banco Bilbao Vizcaya Argentaria, S.A. (the “Issuer”) of $1,000,000,000 of its Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (the “Securities”). This Report on Form 6-K and the Exhibits hereto are hereby incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-212729) filed with the Securities and Exchange Commission.

Exhibit Index

Exhibit	Description of Exhibit

1.1	Pricing Agreement dated November 8, 2017

4.7	First Supplemental Indenture for the Securities between the Issuer and The Bank of New York Mellon, as Trustee, Paying and Conversion Agent, Calculation Agent, Principal Paying Agent and Contingent Convertible Security Registrar dated as of November 16, 2017

4.8	Form of Security Certificate representing the Securities (included in Exhibit 4.7)

5.1	Opinion of Davis Polk & Wardwell LLP, special United States counsel to the Issuer, as to the legality of the Securities being registered

5.2	Opinion of J&A Garrigues, S.L.P., Spanish counsel to the Issuer, as to the legality of the Securities being registered

8.1	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. federal income tax matters

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1 and Exhibit 8.1)

23.2	Consent of J&A Garrigues, S.L.P. (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Antonio Borraz Peralta
Name:	Antonio Borraz Peralta
Title:	Authorized Representative

Date: November 16, 2017

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